KIRIN

RECEIVED
2004 SEP 21 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03) 5540-3411 Fax: Tokyo (03) 5540-3547
Cable Address: KIRINBEER

File No. 82-188
Sep 9, 2004

Office of International Corporate Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036989

SUPPL

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

Please note that we have made the corrections of the errors for the below:

1. Corrections of Summary of NON-Consolidated Interim Financial Statements as of June 30, 2004

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By O. Harano
Name: Osamu Harano
Title: Group Leader
Finance Group

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

dlw 9/23

September 9, 2004

KIRIN BREWERY COMPANY, LIMITED

Code No.:	2503
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Corrections of Summaryof Non-Consolidated Interim Financial Statement as of June 30, 2004

Please note that we have made the corrections of the errors for the above as follows:

3 Contingent liabilities (P.49)

(Before corrections)

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Kirin Lease Co., Ltd.	5,347	6,366	6,122
Kirin International Trading Co., Ltd.	—	2,050	2,050
Marinenet Co., Ltd.	—	1,420	1,336
Other	3,076	4,810	4,419
(Number)	(13)	(14)	(13)
Foreign currencies included in "Other"	2,403	3,212	2,507
	USD 9,468	USD 11,895	USD 10,434
	EUR 5,788	EUR 5,788	EUR 6,414
	NTD 191,951	NTD 286,730	NTD 168,930

Marinenet Co., Ltd became a non-affiliated company from 6-month period ended June 30, 2004.
Therefore, related amount for the period is included in (3) Guarantees for bank loans of customers.

(2) Guarantees for employees' housing loan from banks (¥ millions)

At June 30, 2004	At June 30, 2003	At December 31, 2003
10,366	11,602	10,553

(3) Guarantees for bank loans of customers (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
	754	132	123
(Number)	(2)	(2)	(2)

Total contingent liabilities	19,544	26,381	24,604
(Arrangements similar to guarantees included in the above)	(604)	(3,434)	(2,369)

(After corrections)

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Kirin Lease Co., Ltd.	5,347	6,366	6,122
Kirin International Trading Co., Ltd.	—	2,050	2,050
Marinenet Co., Ltd.	—	1,420	1,336
Other	3,076	4,810	4,419
(Number)	(13)	(14)	(13)
Foreign currencies included in "Other"	2,403	3,212	2,507
	USD 9,468	USD 11,895	USD 10,434
	EUR 5,788	EUR 5,788	EUR 6,414
	NTD 191,951	NTD 286,730	NTD 168,930

(2) Guarantees for employees' housing loan from banks (¥ millions)

At June 30, 2004	At June 30, 2003	At December 31, 2003
10,366	11,602	10,553

(3) Guarantees for bank loans of customers (¥ millions)

	At June 30, 2004	At June 30, 2003	At December 31, 2003
Marinenet Co., Ltd.	1,334	—	—
Other	87	132	123
(Number)	(1)	(2)	(2)

Total contingent liabilities	20,212	26,381	24,604
(Arrangements similar to guarantees included in the above)	(604)	(3,434)	(2,369)